EXHIBIT 99.2
Changes in Affiliates (Addition)
1. Company to be affiliated
     – Company Name: United Spiral Pipe, LLC
     – Total Asset (KRW): 51,854,940,000
     – Total Equity (KRW): 51,854,940,000
     – Total Liabilities (KRW): -
     – Total Capital (KRW): 51,854,940,000
     – Purpose of the company: manufacturing and sales of spiral pipe products
2. Name of Company Group: POSCO
3. Reason for Addition: Incorporation of a new corporation
4. Total number of affiliated companies after additional affiliation: 72
5. Date of Addition: April 17, 2007
6. Others
     – The above amount is applied with the exchange rate on April 17, 2007 (~~W~~ /U$: 929.30).
     – POSCO invested 35% of the total shares as indirect investment through its subsidiary, ‘POSAM’.